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                            LIMITED PRICE PUT OPTION                   EXHIBIT L


     This Limited Price Put Option, dated July 20, 1995, entered into by and between Marshall T. Reynolds (the "Writer") and Bank One, West Virginia, NA, a national banking association ("Bank").
                              W I T N E S S E T H:
     WHEREAS, Bank is: (a) the owner and holder of a certain promissory note dated July 20, 1995, in original principal amount of $300,000.00 executed by Robert L. Shell, Jr. ("Borrower") and a certain promissory note dated July 20, 1995, in original principal amount of $300,000.00 executed by Borrower (both said notes being hereinafter collectively referred to as the "Notes" and individually as a "Note"); and (b) secured party under a certain security and pledge agreement securing the Notes dated July 20, 1995 executed by Borrower as debtor (the "Security Agreement"); and (c) beneficiary of a deed of trust from Borrower as grantor to Thomas H. Gilpin and Christopher J. Plybon, trustees (the "Deed of Trust"), securing the Notes; and
     WHEREAS, the proceeds of the loans represented by the Notes have been or will be utilized by Borrower in part for the purpose of acquiring 27,000 shares of the common stock of Abigail Adams National Bancorp, Inc., a Delaware corporation and bank holding company ("Bancorp Shares"), at a purchase price of $17.00 per share; and
     WHEREAS, a condition to the Bank's acceptance of the Notes and making the loans represented thereby is the execution and delivery of this Limited Price Put Option (the "Option"); and

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     NOW, THEREFORE, witnesseth that for and in consideration of the foregoing premises, which are not mere recitals, but are an integral part hereof, the covenants and agreements herein contained and other good and valuable consideration, the receipt of all of which is hereby acknowledged, the Writer hereby agrees with Bank as follows:
     1. GRANT OF OPTION. Upon and subject to the conditions of this Option hereinafter set forth, the Bank may from time to time deliver to the Writer hereof, and Writer shall purchase, such number of Bancorp Shares not to exceed 27,000, at a price of $17.00 per share (the "Strike Price"), with the aggregate Strike Price not to exceed the sum of $459,000, sufficient (insofar as possible, subject to the foregoing limitations) to reduce the aggregate principal balance outstanding and unpaid but accrued interest on both Notes to $100,000.
     2. EXERCISE. This Option may be exercised only upon and following the occurrence of any Event of Default under any of the Notes, Security Agreement or Deed of Trust.
     3. EXPIRATION. This Option shall terminate automatically upon the earlier to occur of (a) reduction of the amount of aggregate principal balance outstanding and unpaid but accrued interest on both Notes to $100,000 or (b) the payment and satisfaction in full of both Notes.
     4. PRESENTMENT. This Option must be presented to the Writer before the time of its expiration in order to exercise this Option or to require the purchase herein contemplated.

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     5.   CONDITIONS.  This Option is subject to the following additional terms and conditions hereinafter set forth:
          (a) In the event of stock splits, reverse splits or other similar actions by Abigail Adams National Bancorp, Inc. with respect to the Bancorp Shares, this Option shall become an Option for the equivalent in new securities, and the total Strike Price shall not be reduced.
          (b) Written notice of exercise must be accompanied by delivery of certificates for the Bancorp Shares free and clear of all liens and encumbrances, properly endorsed and guaranteed in order to transfer title, free and clear, to the Writer.

                              /s/ Marshall T. Reynolds
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                              MARSHALL T. REYNOLDS